May 7, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	AirtimeDSL Preliminary Information Statement on Schedule 14C Filed April 23, 2009 File No. 000-52877

Dear Mr. Hodgdon:

We are in receipt of your letter dated May 5, 2009 regarding the above reference filing.  The following are our responses.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Thomas J. Irvine
       Thomas J. Irvine
       Chief Executive Officer